Exhibit 99.1

FLY LEASING REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS

Dublin, Ireland, August 23, 2018 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced its financial results for the second quarter of 2018.

Highlights

•	Net income of $24.3 million, $0.87 per share
•	Adjusted Net Income of $25.2 million, $0.90 per share
•	10% increase in operating lease rental revenue
•	Sold two aircraft for an economic gain of $15.6 million
•	Book value per share of $21.02
•	Completed a new $574.5 million term loan facility

“FLY is reporting a very strong second quarter based on a substantial increase in operating lease rental revenue and a combination of end of lease income and gains resulting from our aircraft trading,” said Colm Barrington, Chief Executive Officer of FLY. “Our quarterly net income of $24.3 million is as a result of the positive fleet activities of FLY over the previous quarters. Our earnings per share of $0.87 are a substantial increase from the same quarter last year, reflecting improvements in our business and share repurchases undertaken over the last few years.”

“The acquisition of the 55 aircraft portfolio that we announced in February is proceeding as planned,” added Barrington. “We have started transferring aircraft to FLY and expect that the initial stage of the transaction, comprising the acquisition of 34 Airbus A320 aircraft and seven CFM engines, will be completed in the third quarter. As contemplated in connection with the portfolio acquisition, after quarter end we completed the sale of approximately 1.3 million shares at $15.00 per share to affiliates of Onex Corporation and the management of BBAM, demonstrating their continued support of FLY. As we acquire these aircraft and deploy our capital over the course of the year, we expect to see FLY generate stronger shareholder returns.”

Financial Results

FLY is reporting net income of $24.3 million, or $0.87 per share, for the second quarter of 2018. This compares to net income of $2.9 million, or $0.09 per share, for the same period in 2017.

Net income for the six months ended June 30, 2018 was $34.0 million, or $1.21 per share, compared to net income of $7.9 million, or $0.25 per share, for the six months ended June 30, 2017.

Adjusted Net Income

Adjusted Net Income was $25.2 million for the second quarter of 2018, compared to $5.1 million for the same period in the previous year. On a per share basis, Adjusted Net Income was $0.90 in the second quarter of 2018, compared to $0.16 for the second quarter of 2017. For the six months ended June 30, 2018, Adjusted Net Income was $37.6 million, or $1.34 per share, compared to $11.0 million, or $0.34 per share, for the same period last year.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Portfolio Acquisition Update

Subsequent to June 30, 2018, FLY completed the transfers of 12 Airbus A320 aircraft pursuant to definitive agreements dated February 28, 2018 with AirAsia Group Berhad, as successor to AirAsia Berhad ("AirAsia"), and its subsidiary, Asia Aviation Capital Limited ("AACL") for a total of 13 Airbus A320 aircraft from the initial portfolio. FLY expects to complete the transfers of the remaining 20 Airbus A320 aircraft and seven engines on operating leases to AirAsia and its affiliated airlines, and one Airbus A320 aircraft on operating lease to a third-party airline, by the end of the third quarter of 2018.

Financing

On June 15, 2018, FLY entered into a $574.5 million term loan facility with a consortium of lenders to partially finance the acquisition of 30 Airbus A320 aircraft from AACL. As of August 23, 2018, FLY has drawn down $213.4 million under the facility in conjunction with the aircraft transferred from AACL as described above.

Share Issuance and Sale

In contemplation of the initial transfer of aircraft from AirAsia, on July 13, 2018, FLY issued and sold approximately 1.3 million of its common shares to affiliates of Onex Corporation ("Onex") and the management team of BBAM Limited Partnership and its subsidiaries ("BBAM") at a purchase price of $15.00 per share. All FLY common shares held by Onex, and the newly issued FLY common shares held by members of the BBAM management team, are subject to a 180-day lock-up from the date of issuance.

Financial Position

At June 30, 2018, FLY’s total assets were $3.6 billion, including investment in flight equipment totaling $3.0 billion. Total cash at June 30, 2018 was $466.1 million, of which $406.5 million was unrestricted. FLY's book value per share at June 30, 2018 was $21.02.

Aircraft Portfolio

At June 30, 2018, FLY had 85 aircraft on lease to 45 airlines in 27 countries. The table below does not include the two B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Jun. 30, 2018	Dec. 31, 2017
Airbus A319	9	9
Airbus A320	14	12
Airbus A321	3	3
Airbus A330	3	3
Airbus A340	2	2
Boeing 737	45	46
Boeing 757	3	3
Boeing 777	2	2
Boeing 787	4	5
Total	85	85

At June 30, 2018, the average age of the portfolio, weighted by net book value of each aircraft, was 6.8 years. The average remaining lease term was 6.2 years, also weighted by net book value. At June 30, 2018, FLY's 85 aircraft on lease were generating annualized rental revenue of approximately $367.1 million. FLY’s lease utilization factor was 99.7% for the second quarter of 2018 and 99.2% for the six months ended June 30, 2018.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, August 23, 2018. Participants should call +1 (409) 220-9381 (International) or (866) 438-0730 (North America) and enter confirmation code 80775518. A live webcast with slide presentation will be available on the Events and Presentations page in the Investor Relations section of FLY’s website at www.flyleasing.com. A webcast replay will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft. FLY leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Non-GAAP Financial Measures

FLY provides all financial information in accordance with Generally Accepted Accounting Principles in the United States (GAAP). To supplement our consolidated financial statements presented in accordance with GAAP, we are also providing with this press release, and on our conference call, certain non-GAAP financial measures, including Adjusted Net Income and Adjusted Return on Equity. In calculating these non-GAAP financial measures, we have excluded certain amounts, as detailed in the reconciliation below.

Beginning in the first quarter of 2018, we modified our reporting of Adjusted Net Income and Adjusted Return on Equity. As a result, we have modified our historical presentation of these measures. Prior period information has been revised to conform to the current period presentation.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance, including the expected benefits of the AirAsia portfolio transactions (the "AirAsia Transactions"); whether and when the AirAsia Transactions will be consummated; the amount of cash and stock consideration to be paid by FLY; the type, amount and terms of the acquisition financing to be obtained by FLY; and, the amount of any fees and expenses incurred in connection with the AirAsia Transactions. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including risks relating to the satisfaction of conditions to the closing of additional assets as contemplated in connection with the AirAsia Transactions; risks relating to satisfaction of conditions to the financing of additional assets as contemplated in connection with the AirAsia Transactions; risks relating to FLY’s ability to obtain additional required financing for the AirAsia Transactions on favorable terms, or at all; the risk that expected benefits of the AirAsia Transactions may not be fully realized or may take longer to realize than expected; the risk that business disruption resulting from the AirAsia Transactions may be greater than expected; and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas
Fly Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited

Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Jun. 30,		Six months ended Jun. 30,
	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)
Revenues
Operating lease rental revenue	$89,215	$81,181	$178,328	$160,502
End of lease income	12,612	—	12,997	1,239
Amortization of lease incentives	(2,361)	(1,871)	(4,644)	(3,646)
Amortization of lease premiums, discounts and other	(142)	(101)	(281)	(183)
Operating lease revenue	99,324	79,209	186,400	157,912
Finance lease revenue	171	185	345	373
Equity earnings (loss) from unconsolidated subsidiary	(358)	127	(246)	252
Gain on sale of aircraft	2,945	—	2,945	—
Interest and other income	591	311	1,984	561
Total revenues	102,673	79,832	191,428	159,098
Expenses
Depreciation	33,895	33,074	67,628	65,125
Interest expense	33,644	31,890	66,567	63,723
Selling, general and administrative	6,369	7,978	14,979	16,270
Loss (gain) on derivatives	(1,309)	424	(520)	373
Loss on modification and extinguishment of debt	898	1,885	898	2,429
Maintenance and other costs	936	758	1,714	1,230
Total expenses	74,433	76,009	151,266	149,150
Net income before provision for income taxes	28,240	3,823	40,162	9,948
Provision for income taxes	3,896	943	6,188	2,016
Net income	$24,344	$2,880	$33,974	$7,932
Weighted average number of shares
- Basic	27,983,352	31,364,594	27,983,352	31,802,107
- Diluted	28,045,890	31,388,034	28,023,419	31,838,737
Earnings per share
- Basic	$0.87	$0.09	$1.21	$0.25
- Diluted	$0.87	$0.09	$1.21	$0.25

Fly Leasing Limited

Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Jun. 30, 2018 (Unaudited)	Dec. 31, 2017 (Audited)
Assets
Cash and cash equivalents	$406,508	$329,105
Restricted cash and cash equivalents	59,616	127,710
Rent receivables	2,351	2,059
Investment in unconsolidated subsidiary	4,462	8,196
Investment in finance lease, net	13,391	13,946
Flight equipment held for operating lease, net	2,871,824	2,961,744
Maintenance right asset	124,134	131,299
Deferred tax asset, net	9,193	9,943
Fair value of derivative assets	10,033	2,643
Other assets, net	50,337	8,970
Total assets	$3,551,849	$3,595,615
Liabilities
Accounts payable and accrued liabilities	$23,569	$18,305
Rentals received in advance	15,514	14,968
Payable to related parties	2,695	2,084
Security deposits	48,103	49,689
Maintenance payment liability	266,179	244,151
Unsecured borrowings, net	616,793	615,922
Secured borrowings, net	1,907,259	2,029,675
Deferred tax liability, net	37,086	30,112
Fair value of derivative liabilities	2,663	7,344
Other liabilities	43,740	39,656
Total liabilities	2,963,601	3,051,906
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 27,983,352 shares issued and outstanding at June 30, 2018 and December 31, 2017	28	28
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	479,637	479,637
Retained earnings	102,599	68,624
Accumulated other comprehensive income (loss), net	5,984	(4,580)
Total shareholders’ equity	588,248	543,709
Total liabilities and shareholders’ equity	$3,551,849	$3,595,615

Fly Leasing Limited

Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)

	Six months ended Jun. 30,
	2018 (Unaudited)	2017 (Unaudited)
Cash Flows from Operating Activities
Net income	$33,974	$7,932
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in (earnings) loss from unconsolidated subsidiary	246	(252)
Finance lease revenue	(345)	(373)
Gain on sale of aircraft	(2,945)	—
Depreciation	67,628	65,125
Amortization of debt discounts and issuance costs	3,961	4,090
Amortization of lease incentives	4,644	3,646
Amortization of lease discounts, premiums and other items	281	183
Amortization of GAAM acquisition fair value adjustments	528	622
Loss on modification and extinguishment of debt	898	2,429
Unrealized foreign exchange (gain) loss	(456)	1,528
Provision for deferred income taxes	6,327	1,988
(Gain) loss on derivatives	(74)	229
Maintenance payment liability and maintenance rights recognized into earnings	(9,965)	—
Distributions from unconsolidated subsidiary	2,212	—
Cash receipts from maintenance rights	3,013	—
Changes in operating assets and liabilities:
Rent receivables	(2,766)	(601)
Other assets	(2,212)	(287)
Payable to related parties	(2,168)	(6,197)
Accounts payable, accrued and other liabilities	2,005	248
Net cash flows provided by operating activities	104,786	80,310
Cash Flows from Investing Activities
Distributions from unconsolidated subsidiary	1,275	—
Rent received from finance lease	900	980
Purchase of flight equipment	(69,258)	(279,044)
Proceeds from sale of aircraft, net	99,339	—
Deposit on AirAsia aircraft purchases	(30,000)	—
Payments for aircraft improvement	(170)	(5,157)
Payments for lessor maintenance obligations	(817)	(6,782)
Net cash flows provided by (used in) investing activities	1,269	(290,003)

	Six months ended Jun. 30,
	2018 (Unaudited)	2017 (Unaudited)
Cash Flows from Financing Activities
Security deposits received	1,417	5,424
Security deposits returned	(3,549)	(1,080)
Maintenance payment liability receipts	38,830	35,455
Maintenance payment liability disbursements	(2,104)	(8,905)
Debt modification and extinguishment costs	(12)	(498)
Debt issuance costs	(5,534)	(64)
Proceeds from secured borrowings	49,288	147,179
Repayment of secured borrowings	(175,035)	(99,423)
Shares repurchased	—	(25,493)
Net cash flows (used in) provided by financing activities	(96,699)	52,595
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	(47)	188
Net increase (decrease) in unrestricted and restricted cash and cash equivalents	9,309	(156,910)
Unrestricted and restricted cash and cash equivalents at beginning of period	456,815	612,087
Unrestricted and restricted cash and cash equivalents at end of period	$466,124	$455,177

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$406,508	$335,473
Restricted cash and cash equivalents	59,616	119,704
Unrestricted and restricted cash and cash equivalents	$466,124	$455,177

Fly Leasing Limited

Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Jun. 30,		Six months ended Jun. 30,
	2018 (Unaudited)	2017(1) (Unaudited)	2018 (Unaudited)	2017(1) (Unaudited)
Net income	$24,344	$2,880	$33,974	$7,932
Adjustments:
Unrealized foreign exchange (gain) loss	(864)	1,309	(456)	1,528
Deferred income taxes	3,974	930	6,327	1,988
Fair value changes on undesignated derivatives	(2,238)	(28)	(2,240)	(495)
Adjusted Net Income	$25,216	$5,091	$37,605	$10,953
Average Shareholders’ Equity	$571,881	$587,283	$562,490	$589,267
Adjusted Return on Equity	17.6%	3.5%	13.4%	3.7%

Weighted average diluted shares outstanding	28,045,890	31,388,034	28,023,419	31,838,737
Adjusted Net Income per diluted share	$0.90	$0.16	$1.34	$0.34
(1) Revised to conform to current period presentation.

FLY defines Adjusted Net Income as net income (loss) plus or minus (i) unrealized foreign exchange gains and losses; (ii) deferred income taxes; (iii) the fair value changes associated with interest rate derivative contracts that are not accounted for as cash flow hedges; and (iv) non-recurring expenses. The adjustments included within Adjusted Net Income are primarily non-cash or non-recurring items that we consider unrelated to the ongoing performance of our operations. Adjusted Return on Equity is calculated by dividing Adjusted Net Income by average shareholders’ equity for each period presented. For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity, in addition to GAAP net income and earnings per share, to assess our core operating performance on a consistent basis from period to period. Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash or non-recurring items and certain other items that are not indicative of our overall operating trends. In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, and not as substitutes for, net income or other financial measures determined in accordance with GAAP. FLY’s definitions may be different than those used by other companies.